GOLDEN HOPE MINES LIMITED

SUPPL

4 King Street West, Suite 1320
Toronto, Ontario
M5H 1B6

082-03023

File No. 82-4991

06016567

TSX Venture Exchange – GNH
OTC (pink sheets) - GOLHF
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE MINES ARRANGES FURTHER FINANCING

August 14, 2006

The Company is pleased to announce that it has reached an agreement in principal to raise a total of $100,000.00 by way of an arm's length private placement with accredited investors. The proposed placement will consist of the purchase of 800,000 common shares of the Company at a price of $0.125 per share, with warrants attached to purchase up to a further 800,000 shares, at a price of $0.20 per share, for a period of one year. A finder's fee of ten percent will be paid to an arm's length third party.

The proceeds from the placement will be added to the Company's working capital.

The closing price of the Company's shares as traded on the TSX Venture Exchange on August 11, 2006 was $0.165.

The proposed private placement is subject to acceptance by regulatory authorities.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 or visit **www.goldenhopemines.com**

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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